EFES

RECEIVED

2004 MAY 13 A 9:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File: 082-04144

May 06, 2004

Erciyas Biracilik Ve Malt Sanayi

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes Biracılık ve Malt Sanayii~~ A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

04030039

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding an addendum to the 2003 audited consolidated financial statements prepared in accordance with the requirements of International Financial Reporting Standards.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dlw 5/17

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K.1 34209 Bahçelievler - İstanbul
Tel: (0 212) 449 36 00 Faks: (0 212) 641 96 44

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
MAY 6TH, 2004

ADDENDUM TO ANADOLU EFES 2003 CONSOLIDATED RESULTS
PREVIOUSLY RELEASED ON APRIL 22ND

Our 33.33% owned associate company **Coca-Cola İçecek A.Ş. ("CCI")**, accounted for in our 2003 audited financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") on equity basis, has made certain amendments to its accounts after our release of our audited financial statements on April 22nd. This was done as part of their preparatory work for the contemplated IPO of CCI in the coming months. These amendments, applied in consensus with their independent auditors Güney S.M.M.M. A.Ş. (an affiliated firm of Ernst & Young International), consist of reclassifications between net sales and expense accounts as well as elimination of timing differences.

These amendments made by CCI are calculated to have no impact on the carrying value of this associate and on the total Shareholder's Equity in our balance sheet and the impact on our consolidated 2003 net profit is calculated to be approximately 1%. Therefore the aforementioned changes will not generate any revisions to our 2003 audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

Based on the revised 2003 financial statements of CCI, the revised summary financial results of CCI, in the format as announced previously, are presented below for disclosure purposes;

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)
As of and for the periods ended 31.12.2002 and 31.12.2003 (Million USD)

Prepared in accordance with IFRS

	2002	2003
Sales Volume (million unit cases)	208.0	222.1
Net Sales	443.4	556.1
EBITDA	74.1	90.3

Shareholder's Equity	207.6	336.0
Total Assets	403.0	505.0
Net Financial Debt	73.9	39.9

Note: Cash Operating Profit ("COP") comprises of operating profit (excluding other operating income), depreciation and other relevant non-cash items up to operating profit. ***COP was 66.6 million USD and 87.0 million USD in 2002 and 2003 respectively.***

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr